UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                                                                 SEC FILE NUMBER
                                                                         1-16025

                           NOTIFICATION OF LATE FILING
                                                                    CUSIP NUMBER
                                                                     422101 10 5

(Check One):           [X] Form 10-K       [ ] Form 20-F      [ ] Form 11-K
                       [ ] Form 10-Q       [ ] Form N-SAR

                       For Period Ended: December 31, 2001

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Headway Corporate Resources, Inc.
317 Madison Avenue
New York, NY  10017

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company was unable to complete its financial statements and obtain required information for the report without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Philicia Levinson                         (212) 672-6501

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If answer is no, identify report(s).
                                    [X] Yes           [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.
                                    [X] Yes           [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons way a reasonable estimate of the results cannot be made.

For the year ended December 31, 2001, the Company had a net loss of approximately $5,537,000 or $(0.66) per share versus net income of $5,884,000,or $0.41 per share for the year ended December 31, 2000. The significant decline in the Company's results for 2001 was primarily a result of the difficult economic environment. In addition, the tragic events of September 11th had a profound impact on two of the Company's primary markets, the financial services industry and the New York metropolitan area.

Headway Corporate Resources, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 29, 2002                      By: /s/ Philicia Levinson
                                                  Chief Financial Officer